                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 5)(1)

                               NASHUA CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of class of securities)

                                    631226107
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 29, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /_/

         Note.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
(1)     The  remainder  of this cover  page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The  information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No. 631226107                   13D                     Page 2 of 8 Pages
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================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,062,577
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,062,577
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,062,577
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 631226107                   13D                     Page 3 of 8 Pages
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================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,062,577
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,062,577
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,062,577
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 631226107                   13D                     Page 4 of 8 Pages
--------------------------------------------------------------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,062,577
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,062,577
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,062,577
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 631226107                   13D                     Page 5 of 8 Pages
--------------------------------------------------------------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,075,079
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,075,079
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,075,079
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 631226107                   13D                     Page 6 of 8 Pages
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         The following statement constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the  "Statement").  Except as specifically  amended by this Amendment No. 5, the Statement remains in full force and effect.

         Item 3 is hereby amended and restated as follows:

         As of  August  29,  2006,  NP had  invested  $7,633,252  (inclusive  of brokerage  commissions) in shares of Common Stock of the Company.  The source of these  funds was the  working  capital of NP. Mr.  Schwarz  directly  owns 4,802 shares and currently  exercisable options to acquire 7,700 shares, which options and shares were provided to him as  consideration  for his service as a director of the Company.

         Item 5(a) is hereby amended and restated to read as follows:

         (a)      The aggregate  percentage  of shares of Common Stock  reported owned by each person named herein is based upon  6,304,184  shares  outstanding, which is the total number shares of Common Stock  outstanding as reported in the
Issuer's  Quarterly  Report on Form 10-Q for the quarter ended June 30, 2006, as filed with the Securities and Exchange Commission on August 4, 2006.

         As of the close of business on August 29, 2006, NP  beneficially  owned
1,062,577  shares  of  Common  Stock,  representing  approximately  16.9% of the
Company's issued and outstanding Common Stock.

         NCM, as the general  partner of NP, may be deemed to  beneficially  own the  1,062,577  shares of Common Stock  beneficially  owned by NP,  representing approximately 16.9% of the issued and outstanding Common Stock.

         NCG,  as the  general  partner  of NCM,  which  in turn is the  general partner of NP, may also be deemed to  beneficially  own the 1,062,577  shares of
Common Stock beneficially owned by NP,  representing  approximately 16.9% of the issued and outstanding Common Stock.

         Mark  Schwarz,  as the managing  member of NCG, the general  partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially own the 1,062,577 shares of Common Stock  beneficially owned by NP, representing  approximately 16.9% of the issued and outstanding Common Stock. In addition,  Mr.  Schwarz  directly  owns 4,802 shares and  currently  exercisable options to acquire  5,000  shares and 2,700 shares for $5.85 per share and $6.70 per share,  respectively,  which,  together  with the  Common  Stock held by NP, represents approximately 17.0% of the issued and outstanding Common Stock.

         Item 5(c) is hereby amended to add the following:

         (c)      Schedule A annexed hereto lists all transactions in the Common
Stock since the filing of Amendment  No. 4 to the Schedule 13D by the  Reporting
Persons. The transactions in the Common Stock were effected in the open market.

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CUSIP No. 631226107                   13D                     Page 7 of 8 Pages
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                                   SIGNATURES

        After due inquiry and to the best of his knowledge  and belief,  each of the  undersigned  certifies that the  information set forth in this statement is true, complete and correct.

Dated:  August 30, 2006                  NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         MARK E. SCHWARZ

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CUSIP No. 631226107                      13D                        Page 8 of 8 Pages
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 Transactions in the Common Stock Since the Filing of Amendment No. 4 to Schedule 13D
 ------------------------------------------------------------------------------------
 Shares of Common Stock               Price Per                        Date of
       Purchased                      Share ($)                        Purchase
       ---------                      ---------                        --------

                               NEWCASTLE PARTNERS, L.P.
                               ------------------------
       44,720                           6.17                           8/11/2006
       15,000                           6.25                           8/14/2006
        8,200                           6.29                           8/25/2006
        1,690                           6.33                           8/29/2006

                          NEWCASTLE CAPITAL MANAGEMENT, L.P.
                          ----------------------------------
                                         None

                            NEWCASTLE CAPITAL GROUP, L.L.C.
                            -------------------------------
                                         None

                                    MARK E. SCHWARZ
                                    ---------------
                                         None